FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

4 May 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F   ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No   ☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 4 May 2005	By:	/s/ Steven John Webb

Steven John Webb Group Company Secretary and General Counsel

4 May 2005

PREMIER FARNELL PRESENTS RESULTS FOR THE YEAR ENDED
30 JANUARY 2005 UNDER IFRS

Premier Farnell plc, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, presents its unaudited results under International Financial Reporting Standards (IFRS) for the year ended 30 January 2005.

Premier Farnell will prepare its financial statements for the current financial year, ending 29 January 2006, in accordance with IFRS.  As a consequence, comparative financial results for the year ended 30 January 2005 will be restated in accordance with IFRS.

IFRS does not impact the Group’s underlying business performance, trading cash flows, its ability to pay ordinary dividends or its financing arrangements.

The primary effects of IFRS on the Group are as follows:

•	the cessation of amortisation of goodwill which is instead subject to annual tests for impairment (increases 2004/5 pre-tax profit by £2.7 million);

•	the requirement to reflect a charge in the profit and loss account relating to share-based payments (reduces 2004/5 pre-tax profit by £2.4 million);

•

under UK GAAP, Premier Farnell accounted for pensions in accordance with SSAP 24 and also provided the required disclosures in accordance with FRS 17.  IFRS requires the application of IAS 19, Employee Benefits, which broadly follows FRS 17 (reduces 2004/5 pre-tax profit by £1.6 million);

•	the requirement to account for ordinary dividends in the period in which they are approved as opposed to the period to which they relate (no pre-tax profit impact); and

•	the requirement in 2005/6 to reclassify preference shares from shareholders’ funds to debt.

The impact on the Group’s consolidated profit and loss account for the year ended 30 January 2005 can be summarised as follows:

	As reported UK GAAP Audited		As restated IFRS Unaudited

	£m		£m
Revenue	776.7		776.7

Operating profit	73.8		72.5
Net finance cost	(13.5)		(13.5)

Profit before taxation	60.3		59.0
Taxation	(13.8)		(14.0)

Profit after taxation	46.5		45.0
Preference dividends	(6.6)		(6.6)

Profit attributable to ordinary shareholders	39.9		38.4

Basic and diluted earnings per share	11.0	p	10.6	p

Re classification of Preference shares

The IFRS proforma consolidated profit and loss account (summarised below) has been provided to illustrate the impact under IFRS of having to split the preference shares into debt and equity components.  This results in the reclassification of the preference dividend of £6.6 million to a finance cost and the need to reflect an annual amortisation charge relating to the implied redemption premium of £1.4 million.  Under the IFRS 1 transitional rules, this change in treatment does not take effect until the year ending 29 January 2006, with the comparatives for 2004/5 not requiring restatement.

Year ended 30 January 2005	As reported UK GAAP Audited		As restated IFRS proforma Unaudited

	£m		£m
Revenue	776.7		776.7

Operating profit	73.8		72.5
Net finance cost	(13.5)		(21.5)

Profit before taxation	60.3		51.0
Taxation	(13.8)		(13.6)

Profit after taxation	46.5		37.4
Preference dividends	(6.6)		—

Profit attributable to ordinary shareholders	39.9		37.4

Basic and diluted earnings per share	11.0	p	10.3	p

The full report, which

•	explains all material changes to the Group’s accounting policies as adopted in its UK GAAP financial statements for the year ended 30 January 2005, in order to reflect IFRS; and

•	presents the unaudited summarised consolidated results of Premier Farnell for the year ended 30 January 2005, and each of the quarterly periods in that year, on an IFRS basis together with reconciliations from UK GAAP to IFRS is available on Premier Farnell’s web site, www.premierfarnell.com.

Enquiries:

Andrew Fisher, Group Finance Director James Garthwaite, Group Director, Communications	Premier Farnell plc	+44 (0) 20 7851 4100
Richard Mountain	Financial Dynamics	+44 (0) 20 7269 7291

PREMIER FARNELL PLC

RESTATEMENT OF FINANCIAL INFORMATION FOR THE YEAR ENDED 30 JANUARY 2005 IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONTENTS

Summary
Basis of Preparation
Explanation of IFRS Adjustments
Consolidated Profit and Loss Accounts
Statements of Recognised Income and Expense
Segmental Operating Profit
Consolidated Balance Sheets
Summarised Consolidated Cash Flow Statements

SUMMARY

Premier Farnell plc (Premier Farnell) will prepare its financial statements for the financial year ending 29 January 2006 in accordance with International Financial Reporting Standards (IFRS).  As a consequence, comparative financial results for the year ended 30 January 2005 will be restated in accordance with IFRS.

IFRS does not impact the Group’s underlying business performance, trading cash flows, its ability to pay ordinary dividends nor its financing arrangements.

The primary effects of IFRS on the Group are as follows:

•	the cessation of amortisation of goodwill which is instead subject to annual tests for impairment (increases 2004/5 pre-tax profit by £2.7 million);

•	the requirement to reflect a charge in the profit and loss account relating to share-based payments (reduces 2004/5 pre-tax profit by £2.4 million);

•

under UK GAAP, Premier Farnell accounted for pensions in accordance with SSAP 24 and also provided the required disclosures in accordance with FRS 17.  IFRS requires the application of IAS 19, Employee Benefits, which broadly follows FRS 17 (reduces 2004/5 pre-tax profit by £1.6 million);

•	the requirement to account for ordinary dividends in the period in which they are approved as opposed to the period to which they relate (no pre-tax profit impact); and

•	the requirement in 2005/6 to reclassify preference shares from shareholders’ funds to debt.

IFRS 1 provides a number of exemptions on transition to IFRS which are detailed on page 2.  In common with many UK companies, Premier Farnell will not be adopting IAS 32 and IAS 39 in its comparative period but the IFRS proforma consolidated profit and loss account has been provided to illustrate the impact under IFRS of having to split the preference shares into debt and equity components.  This results in the reclassification of the preference dividend of £6.6 million to a finance cost and the need to reflect an annual amortisation charge relating to the implied redemption premium of £1.4 million.  Under the IFRS 1 transitional rules, this change in treatment does not take effect until the year ending 29 January 2006, with the comparatives for 2004/5 not requiring restatement.

The impact on the Group’s consolidated profit and loss account for the year ended 30 January 2005 can be summarised as follows:

	As reported UK GAAP Audited		As restated IFRS Unaudited		As restated IFRS proforma Unaudited

	£m		£m		£m
Revenue	776.7		776.7		776.7

Operating profit	73.8		72.5		72.5
Net finance cost	(13.5)		(13.5)		(21.5)

Profit before taxation	60.3		59.0		51.0
Taxation	(13.8)		(14.0)		(13.6)

Profit after taxation	46.5		45.0		37.4
Preference dividends	(6.6)		(6.6)		—

Profit attributable to ordinary shareholders	39.9		38.4		37.4

Basic and diluted earnings per share	11.0	p	10.6	p	10.3	p

BASIS OF PREPARATION

1.	Introduction

In 2002, the European Union approved the application of IFRS for all listed companies for periods commencing on or after 1 January 2005.  As a result, Premier Farnell will first apply IFRS in its financial statements for the year ending 29 January 2006.  Accordingly, the Group’s quarterly announcements during the year ending 29 January 2006, together with comparative information, will be prepared and reported under IFRS.

This document explains all material changes to the Group’s accounting policies as adopted in its UK GAAP financial statements for the year ended 30 January 2005, in order to reflect IFRS.  It also presents the unaudited summarised consolidated results of Premier Farnell for the year ended 30 January 2005, and each of the quarterly periods in that year, on an IFRS basis together with reconciliations from UK GAAP to IFRS.

The transition date to IFRS for Premier Farnell is 2 February 2004.

2.	Basis of Accounting

The financial information presented in this document has been prepared on the basis of the application of all IFRS that have been published to date that are applicable to Premier Farnell, including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and all its committees.  These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change.  This could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.  It is possible, therefore, that further changes will be required to this information before it is published as official comparative information for the year ending 29 January 2006.

In particular, in preparing this financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19, Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures, which allows actuarial gains and losses to be accounted for through the Statement of Recognised Income and Expense.

The financial information presented within this document is unaudited.

3.	IFRS 1 exemptions

IFRS 1, First Time Adoption of IFRS (revised 2004), permits companies adopting IFRS for the first time to take exemptions from applying the full requirements of IFRS to certain items.  In preparing the financial information in this document, Premier Farnell has taken the following exemptions:

a)	Business combinations

Business combinations prior to the transition date (2 February 2004) have not been restated on to an IFRS basis.  As a result, in the transition balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP (£45.9 million).

b)	Employee benefits

All cumulative actuarial gains and losses relating to employee benefit schemes have been recognised in equity at the date of transition to IFRS.

c)	Cumulative translation differences

IFRS requires amounts taken to reserves on the retranslation of foreign subsidiaries to be recorded in a separate translation reserve.  The Group has taken the option to assume that cumulative translation differences are set to zero at the transition date.  On the future disposal of a business, the cumulative amount of exchange differences recognised for that business since the transition date will be transferred to the income statement as part of the profit or loss on disposal.

d)	Financial instruments

As permitted, the implementation of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, will be first applied to the financial year ending 29 January 2006.  As a result, financial instruments will continue to be accounted and presented in accordance with UK GAAP for the year ended 30 January 2005.

The main impact of this exemption is that the Company’s preference shares will continue to be classified as shareholders’ funds during the year ended 30 January 2005.  However, for the year ending 29 January 2006, preference shares will be split in to a debt and equity component in accordance with IAS 39, and the preference dividend reclassified as a finance cost.  Further details are given below.

Share-based payments

In order to maintain consistency across reporting periods, a full retrospective approach has been followed on all awards granted but not vested at the date of transition.  The Group has chosen not to adopt the exemption to apply IFRS 2, Share-Based Payment, only to awards made after 7 November 2002.

4.	Presentation of Financial Information

The primary statements within the financial information contained in this document have been presented in accordance with IAS 1, Presentation of Financial Statements.  However, this format and presentation may require modification as practice develops and in the event of further guidance being issued.

5.	Segmentation

IAS 14, Segment Reporting, does not change the Group’s reportable segments from those reported under UK GAAP.  The Group’s existing business segments under UK GAAP will be the primary reporting segments under IAS 14.  The Group’s existing geographical segments under UK GAAP will be the secondary reporting segments under IAS 14.  IAS 14 requires additional disclosures to be made for the primary reporting segments compared to UK GAAP.

EXPLANATION OF IFRS ADJUSTMENTS

The following paragraphs explain the key adjustments made to the financial results for the year ended 30 January 2005, in order to reflect IFRS.

1.	Intangible assets

a)	Goodwill amortisation

UK GAAP requires goodwill to be amortised over its estimated useful life, which Premier Farnell had determined to be 20 years in respect of the two business acquisitions where goodwill has been capitalised.  Under IFRS goodwill is considered to have an indefinite life and so is not amortised.  Instead it is subject to an annual test for impairment.  Thus, goodwill amortisation for the year ended 30 January 2005 of £2.7 million has been reversed.  The annual impairment test under IFRS during the year ended 30 January 2005 did not result in any reduction in the carrying value of goodwill.

b)	Computer software

Under UK GAAP, all capitalised computer software is included within tangible fixed assets as plant and equipment.  Under IFRS, only computer software that is integral to a related item of hardware should be included as plant and equipment.  All other computer software should be recorded as an intangible asset.

Accordingly, a reclassification of the net book amount of capitalised computer software of £34.4 million has been made in the transition balance sheet and £28.8 million in the balance sheet as at 30 January 2005 between property, plant and equipment and intangible assets.  There is no profit and loss account impact as a result of this reclassification since, under both UK GAAP and IFRS, computer software is written down over its estimated useful life.

2.	Share-based payments

The Group operates three share-based incentive schemes: share options, a long-term incentive plan (LTIP) and a save as you earn (SAYE) scheme.

Under UK GAAP, for accounting periods beginning before 1 January 2005 companies were required to recognise an expense based on the intrinsic value of the share-based award, being the difference between the exercise price and the fair value of the instrument at the date of the award (typically the market price), adjusted to reflect expected and actual levels of vesting.

All the Group’s share options have an exercise price equivalent to the fair value at the date of award and therefore, prior to the year ending 29 January 2006, there was no requirement to recognise any expense under UK GAAP.  SAYE schemes were specifically exempt from such a charge under UK GAAP for accounting periods beginning before 1 January 2005.  In relation to the Group’s LTIP, under UK GAAP for accounting periods beginning before 1 January 2005, an expense is recognised over the vesting period based on the market value at the date of grant to the extent that shares are expected to vest.  Consequently, the only charge arising for the Group under UK GAAP in the year ended 30 January 2005 was in respect of the LTIP.

Under IFRS 2, Share-Based Payment, an expense is recognised in the profit and loss account for all share-based payments, including options and SAYE schemes, over the vesting period.  The expense is based on valuations arrived at using option pricing models.  For the Group’s share option scheme, as the performance conditions are based on growth in earnings per share, which under IFRS is a “non-market based” measure, the expense is adjusted to reflect expected and actual levels of vesting.  For the Group’s LTIP, as the performance conditions are based on share price performance relative to the FTSE mid-250 Index, which under IFRS is a “market based” measure, the expense is not adjusted other than for forfeitures.  For the SAYE scheme the expense is only reduced to reflect forfeitures.

The IFRS expense is based on the fair value of the award at the date of grant using the following option pricing models selected as the most appropriate for the type of scheme concerned, these models having being endorsed by the Group’s actuary:

SCHEME	PRICING MODEL

Share options	Binomial lattice which enables the modelling of early exercise behaviour
LTIP	Monte Carlo which involves simulations of future share price movements for the company and its comparator group
SAYE	Black-Scholes as no performance conditions are attached to the SAYE scheme

The transitional rules of IFRS 1 permits companies to ignore awards made before 7 November 2002.  However, the Group has chosen not to adopt this exemption.  Instead, in order to maintain consistency across reporting periods, a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition.

The operating expense arising from the adoption of IFRS 2 for the year ended 30 January 2005 is £2.8 million compared to a UK GAAP expense of £0.4 million.  The charge is eliminated in retained earnings, as for UK GAAP, and thus there is no balance sheet impact other than the associated deferred tax (see point 4 below).  The ongoing annual operating expense under IFRS is expected to be in the region of £3.0 million, although the actual charge each year will be influenced by the likelihood of performance conditions being met in respect of the Group’s share option scheme awards.

3.	Pensions

Under UK GAAP, Premier Farnell accounted for pensions in accordance with SSAP 24.  This standard adopted a profit and loss account driven approach which spreads the cost of providing benefits over the estimated average service lives of employees.  This results in a stable, regular cost with the smoothing of assumptions and asset values.  The SSAP 24 discount rate is based on the long-term estimate of the scheme’s investment return.  Typically, under SSAP 24, pension costs are reviewed triennially.

Under UK GAAP, the Group also provided the required disclosures in accordance with FRS 17 which detail the pension fund surpluses and deficits and the assets and liabilities based on the valuation methodologies of that standard.  FRS 17 is fundamentally different to SSAP 24 and adopts a balance sheet driven approach with market based measures and thus there is no smoothing of assumptions.  The discount rate under FRS 17 is based on the market yield of a high quality corporate bond at the valuation date.  Valuations are updated annually.

IAS 19 adopts a similar valuation approach to FRS 17.  In addition, Premier Farnell has chosen to adopt the amendment to IAS 19, Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures, from the transition date which allows actuarial gains and losses to be accounted for through the Statement of Recognised Income and Expense, similar to FRS 17.  This amendment is awaiting endorsement by the European Commission.

Set out below is a comparison of the Group’s defined benefit pension schemes under SSAP 24, FRS 17 and IAS 19, on the profit and loss account for the year ended 30 January 2005 and the balance sheet as at 30 January 2005.

	Profit and loss account			Balance sheet 30 January 2005

	SSAP 24	FRS 17	IAS 19	SSAP 24	FRS 17	IAS 19

	£m	£m	£m	£m	£m	£m
US scheme	5.0	3.4	3.3	81.9	49.1	44.3
UK scheme	(0.7)	(0.4)	(0.3)	—	(18.2)	(20.9)
Other schemes	—	(0.3)	(0.3)	(1.0)	(1.7)	(1.7)

Pre-tax profit/net surplus	4.3	2.7	2.7	80.9	29.2	21.7

Net deferred tax liability				(30.3)	(12.7)	(9.8)

Net assets impact				50.6	16.5	11.9

IAS 19 compared to SSAP 24

Under SSAP 24, there was a credit in the profit and loss account amounting to £4.3 million.  Under IAS 19, this credit is reduced to £2.7 million for the year ended 30 January 2005 reducing operating profit by £1.6 million.  IAS 19 does not require the interest cost and expected return on assets to be presented separately as a finance cost/(income).  Consequently, the net profit and loss account impact has been included in arriving at operating profit, in line with SSAP 24.

The impact of IAS 19 on the UK GAAP (SSAP 24) balance sheet at 30 January 2005 is to reduce net assets by £38.7 million, including the impact of deferred tax.  The impact excluding deferred tax is £59.2 million, which comprises £20.9 million as a result of including the UK pension scheme liability on the balance sheet which was not required under SSAP 24, £37.6 million relating to the US scheme, the net surplus having reduced from £81.9 million under SSAP 24 to £44.3 million under IAS 19, and £0.7 million in respect of other schemes.

The net pension surplus of the Group’s defined benefit pension schemes under IFRS at 30 January 2005 was £21.7 million comprising the surplus in the US scheme of £44.3 million and the deficit in the UK and other schemes of £22.6 million.  Schemes in surplus and schemes in deficit require separate disclosure in the IFRS balance sheet.

IAS 19 compared to FRS 17

IAS 19 has some minor differences from FRS 17 which do not result in a significant difference in the profit and loss account impact of these two standards.  In addition, IAS 19 is not specific in a number of areas and is therefore open to interpretation.  In particular:

•

IAS 19 is not specific with respect to the inclusion of scheme expenses when calculating scheme liabilities.  Premier Farnell has included an allowance for the cost of future scheme expenses in calculating scheme liabilities.  Such an allowance was not required under FRS 17.

•

IAS 19 is silent on the treatment of non-service related benefits, for example death in service lump sums.  The Group has adopted the treatment of apportioning between the past service liability and the service cost.  This is slightly different to the method under FRS 17.

The impact of these two areas of interpretation at the transition date and at 30 January 2005 was to increase pension scheme liabilities, compared to that disclosed under FRS 17, by £7.4 million. The associated impact on the profit and loss account compared to FRS 17 is not significant.

4.	Taxation

Under UK GAAP deferred taxation is recognised on the basis of timing differences, being the difference between accounting profit and taxable profit.  IFRS requires deferred taxation to be based on temporary differences, being the difference between the carrying value of an asset or liability and its tax base.  As a result, the Group has provided an additional £1.4 million of deferred tax liabilities in the transition balance sheet that was not required under UK GAAP relating to the revaluation of properties.

Where required, deferred tax has been provided on the IFRS adjustments.  With respect to share-based payments, the company receives a tax deduction in its major operating territories at the time of exercise of the share-based instrument based on the gains made by employees.  IFRS requires a deferred tax asset to be established based on the potential future tax deduction available to the company estimated using the information available at the balance sheet date.  The reduction in the deferred tax asset from the transition balance sheet date to the balance sheet as at 30 January 2005 arises primarily due to the lower company share price at 30 January 2005 and has resulted in a deferred tax charge under IFRS of £0.7 million during the year ended 30 January 2005.

Under IFRS, deferred tax assets and deferred tax liabilities are, in certain circumstances, disclosed separately on the balance sheet as non-current assets and non-current liabilities, respectively.

5.	Provisions reclassification

IFRS requires the element of provisions which are expected to be paid within one year of the balance sheet date to be presented on the balance sheet within current liabilities as short term provisions.  The reclassification for each balance sheet presented is £0.1 million.

6.	Ordinary dividends

Under UK GAAP, ordinary dividends are accounted for in the period to which they relate even if the approval of that dividend takes place after the balance sheet date.  Under IFRS, proposed ordinary dividends do not meet the definition of a liability until such time as they have been approved.  In the case of a final ordinary dividend this approval is by shareholders at the Annual General Meeting.  The approval of an interim dividend takes place at a meeting of the Board of Directors.

Under IFRS, ordinary dividends are no longer disclosed on the face of the profit and loss account but shown as a movement in equity.

The final dividend for the year ended 1 February 2004 of £18.1 million has been reversed in the transition balance sheet and charged to equity in the quarter ended 1 August 2004.  The interim dividend for the six months ended 1 August 2004 of £14.5 million has been reversed and charged to equity in the quarter ended 31 October 2004.  The final dividend for the year ended 30 January 2005 has been reversed and will be charged to equity once approved at the Annual General Meeting on 14 June 2005.

7.	Cash flow statements

The transition from UK GAAP to IFRS does not change the reported cash flows of the Group.

An IFRS cashflow statement is similar to UK GAAP but presents various cash flows in different categories and in a different order from UK GAAP.  All of the IFRS adjustments net out within cash generated from operations except for the intangible assets reclassification where the cash used to purchase computer software has been reclassified from purchase of plant and equipment to purchase of intangible assets.

8.	Financial Instruments

As permitted, the implementation of IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, will be first applied to the financial year ending 29 January 2006.  As a result, financial instruments will continue to be accounted and presented in accordance with UK GAAP for the year ended 30 January 2005.  Accordingly, there will be an adjustment as at 31 January 2005 to reflect the transition from UK GAAP to IFRS.  However, a proforma consolidated profit and loss account for the financial year ended 30 January 2005 and a proforma balance sheet as at 30 January 2005 have been included in this report to illustrate the impact of IFRS on the Group’s preference shares.

Under UK GAAP, convertible, redeemable preference shares are included within shareholders’ funds and the preference dividend is shown as a deduction from profit after tax.  Under IAS 39, such preference shares are required to be split into debt and equity components with the preference dividend being reclassified as a finance cost.  The fair value of the debt element is established on issue of the shares, based on the discounted cashflows of the instrument to the date of maturity and is then increased each year on a straight line basis through the profit and loss account in order to arrive at the redemption amount payable on maturity of the shares.  The equity component is £19.9 million and will only change as and when shares are redeemed.

At 31 January 2005, the debt element of the preference shares was £106.3 million.  The proforma full year charge to finance costs of £8.0 million comprises the preference dividend reclassification of £6.6 million and the annual amortisation charge relating to the implied redemption premium of £1.4 million.

The impact of IFRS on the Group’s other financial instruments, namely its foreign currency forward contracts, is not significant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FINANCIAL YEAR 2004/5
UNAUDITED

			IFRS ADJUSTMENTS

	UK GAAP (IFRS format)		Goodwill		Share-based payments		Pensions		IFRS		Pro forma IAS 32/39 Pref shares		Pro forma IFRS P&L Account

	£m		£m		£m		£m		£m		£m		£m
Revenue	776.7		—		—		—		776.7		—		776.7
Cost of sales	(462.2)		—		—		—		(462.2)		—		(462.2)

Gross profit	314.5		—		—		—		314.5		—		314.5
Total operating expenses	(240.7)		2.7		(2.4)		(1.6)		(242.0)		—		(242.0)

Operating profit	73.8		2.7		(2.4)		(1.6)		72.5		—		72.5
Net finance cost	(13.5)		—		—		—		(13.5)		(8.0)		(21.5)

Profit before taxation	60.3		2.7		(2.4)		(1.6)		59.0		(8.0)		51.0
Taxation	(13.8)		—		(0.7)		0.5		(14.0)		0.4		(13.6)

Profit after taxation	46.5		2.7		(3.1)		(1.1)		45.0		(7.6)		37.4
Preference dividends	(6.6)		—		—		—		(6.6)		6.6		—

Profit attributable to ordinary shareholders	39.9		2.7		(3.1)		(1.1)		38.4		(1.0)		37.4

Earnings per share
Basic	11.0	p	0.8	p	(0.9	)p	(0.3	)p	10.6	p	(0.3	)p	10.3	p
Diluted	11.0	p	0.8	p	(0.9	)p	(0.3	)p	10.6	p	(0.3	)p	10.3	p

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FIRST QUARTER 2004/5
UNAUDITED

			IFRS ADJUSTMENTS

	UK GAAP (IFRS format)		Goodwill		Share-based payments		Pensions		IFRS

	£m		£m		£m		£m		£m
Revenue	200.3		—		—		—		200.3
Cost of sales	(119.9)		—		—		—		(119.9)

Gross profit	80.4		—		—		—		80.4
Total operating expenses	(61.4)		0.7		(0.5)		(0.4)		(61.6)

Operating profit	19.0		0.7		(0.5)		(0.4)		18.8
Net finance cost	(3.4)		—		—		—		(3.4)

Profit before taxation	15.6		0.7		(0.5)		(0.4)		15.4
Taxation	(4.9)		—		—		0.1		(4.8)

Profit after taxation	10.7		0.7		(0.5)		(0.3)		10.6
Preference dividends	(1.7)		—		—		—		(1.7)

Profit attributable to ordinary shareholders	9.0		0.7		(0.5)		(0.3)		8.9

Earnings per share
Basic	2.5	p	0.2	p	(0.1	)p	(0.1	)p	2.5	p
Diluted	2.5	p	0.2	p	(0.1	)p	(0.1	)p	2.5	p

CONSOLIDATED PROFIT AND LOSS ACCOUNT
SECOND QUARTER 2004/5
UNAUDITED

			IFRS ADJUSTMENTS

	UK GAAP (IFRS format)		Goodwill		Share-based payments		Pensions		IFRS

	£m		£m		£m		£m		£m
Revenue	194.7		—		—		—		194.7
Cost of sales	(116.0)		—		—		—		(116.0)

Gross profit	78.7		—		—		—		78.7
Total operating expenses	(60.0)		0.7		(0.5)		(0.4)		(60.2)

Operating profit	18.7		0.7		(0.5)		(0.4)		18.5
Net finance cost	(3.3)		—		—		—		(3.3)

Profit before taxation	15.4		0.7		(0.5)		(0.4)		15.2
Taxation	(4.6)		—		—		0.1		(4.5)

Profit after taxation	10.8		0.7		(0.5)		(0.3)		10.7
Preference dividends	(1.6)		—		—		—		(1.6)

Profit attributable to ordinary shareholders	9.2		0.7		(0.5)		(0.3)		9.1

Earnings per share
Basic	2.5	p	0.2	p	(0.1	)p	(0.1	)p	2.5	p
Diluted	2.5	p	0.2	p	(0.1	)p	(0.1	)p	2.5	p

CONSOLIDATED PROFIT AND LOSS ACCOUNT
THIRD QUARTER 2004/5
UNAUDITED

			IFRS ADJUSTMENTS

	UK GAAP (IFRS format)		Goodwill		Share-based payments		Pensions		IFRS

	£m		£m		£m		£m		£m
Revenue	196.7		—		—		—		196.7
Cost of sales	(116.6)		—		—		—		(116.6)

Gross profit	80.1		—		—		—		80.1
Total operating expenses	(61.2)		0.7		(0.7)		(0.4)		(61.6)

Operating profit	18.9		0.7		(0.7)		(0.4)		18.5
Net finance cost	(3.4)		—		—		—		(3.4)

Profit before taxation	15.5		0.7		(0.7)		(0.4)		15.1
Taxation	(4.0)		—		—		0.2		(3.8)

Profit after taxation	11.5		0.7		(0.7)		(0.2)		11.3
Preference dividends	(1.6)		—		—		—		(1.6)

Profit attributable to ordinary shareholders	9.9		0.7		(0.7)		(0.2)		9.7

Earnings per share
Basic	2.7	p	0.2	p	(0.2	)p	(0.0	)p	2.7	p
Diluted	2.7	p	0.2	p	(0.2	)p	(0.0	)p	2.7	p

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOURTH QUARTER 2004/5
UNAUDITED

			IFRS ADJUSTMENTS

	UK GAAP (IFRS format)		Goodwill		Share-based payments		Pensions		IFRS

	£m		£m		£m		£m		£m
Revenue	185.0		—		—		—		185.0
Cost of sales	(109.7)		—		—		—		(109.7)

Gross profit	75.3		—		—		—		75.3
Total operating expenses	(58.1)		0.6		(0.7)		(0.4)		(58.6)

Operating profit	17.2		0.6		(0.7)		(0.4)		16.7
Net finance cost	(3.4)		—		—		—		(3.4)

Profit before taxation	13.8		0.6		(0.7)		(0.4)		13.3
Taxation	(0.3)		—		(0.7)		0.1		(0.9)

Profit after taxation	13.5		0.6		(1.4)		(0.3)		12.4
Preference dividends	(1.7)		—		—		—		(1.7)

Profit attributable to ordinary shareholders	11.8		0.6		(1.4)		(0.3)		10.7

Earnings per share
Basic	3.3	p	0.2	p	(0.4	)p	(0.1	)p	3.0	p
Diluted	3.3	p	0.2	p	(0.4	)p	(0.1	)p	3.0	p

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FINANCIAL YEAR 2004/5
UNAUDITED

	First Quarter			Second Quarter

	UK GAAP	IFRS adjustments	IFRS	UK GAAP	IFRS adjustments	IFRS

	£m	£m	£m	£m	£m	£m
Profit for the period	10.7	(0.1)	10.6	10.8	(0.1)	10.7
Foreign exchange translation differences	(1.4)	(0.4)	(1.8)	(0.7)	0.5	(0.2)
Actuarial losses on defined benefit pension schemes	—	—	—	—	—	—
Deferred tax on actuarial losses on defined benefit pension schemes	—	—	—	—	—	—

Net gains and losses not recognised in the profit and loss account	(1.4)	(0.4)	(1.8)	(0.7)	0.5	(0.2)

Total recognised income and expense for the period	9.3	(0.5)	8.8	10.1	0.4	10.5

	Third Quarter			Fourth Quarter

	UK GAAP	IFRS adjustments	IFRS	UK GAAP	IFRS adjustments	IFRS

	£m	£m	£m	£m	£m	£m
Profit for the period	11.5	(0.2)	11.3	13.5	(1.1)	12.4

Foreign exchange translation differences	3.4	(0.1)	3.3	0.4	0.5	0.9
Actuarial losses on defined benefit pension schemes	—	—	—	—	(15.0)	(15.0)
Deferred tax on actuarial losses on defined benefit pension schemes	—	—	—	—	5.2	5.2

Net gains and losses not recognised in the profit and loss account	3.4	(0.1)	3.3	0.4	(9.3)	(8.9)

Total recognised income and expense for the period	14.9	(0.3)	14.6	13.9	(10.4)	3.5

	Full Year

	UK GAAP	IFRS adjustments	IFRS

	£m	£m	£m
Profit for the period	46.5	(1.5)	45.0
Foreign exchange translation differences	1.7	0.5	2.2
Actuarial losses on defined benefit pension schemes	—	(15.0)	(15.0)
Deferred tax on actuarial losses on defined benefit pension schemes	—	5.2	5.2

Net gains and losses not recognised in the profit and loss account	1.7	(9.3)	(7.6)

Total recognised income and expense for the period	48.2	(10.8)	37.4

SEGMENTAL OPERATING PROFIT
FINANCIAL YEAR 2004/5
UNAUDITED
PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

	First Quarter			Second Quarter

	UK GAAP	IFRS adjustments	IFRS	UK GAAP	IFRS adjustments	IFRS

	£m	£m	£m	£m	£m	£m
Marketing and Distribution Division
Americas	7.3	(0.5)	6.8	6.8	(0.5)	6.3
Europe and Asia Pacific
before amortisation of goodwill	11.7	—	11.7	11.4	(0.1)	11.3
amortisation of goodwill	(0.7)	0.7	—	(0.7)	0.7	—
	11.0	0.7	11.7	10.7	0.6	11.3

Total Marketing and Distribution Division	18.3	0.2	18.5	17.5	0.1	17.6
Industrial Products Division
before amortisation of goodwill	3.0	(0.2)	2.8	3.5	(0.1)	3.4
amortisation of goodwill	—	—	—	—	—	—
	3.0	(0.2)	2.8	3.5	(0.1)	3.4
Head Office costs	(2.3)	(0.2)	(2.5)	(2.3)	(0.2)	(2.5)

	19.0	(0.2)	18.8	18.7	(0.2)	18.5

	Third Quarter			Fourth Quarter

	UK GAAP	IFRS adjustments	IFRS	UK GAAP	IFRS adjustments	IFRS

	£m	£m	£m	£m	£m	£m
Marketing and Distribution Division
Americas	7.3	(0.6)	6.7	6.3	(0.6)	5.7
Europe and Asia Pacific
before amortisation of goodwill	10.7	(0.1)	10.6	10.3	(0.1)	10.2
amortisation of goodwill	(0.6)	0.6	—	(0.6)	0.6	—
	10.1	0.5	10.6	9.7	0.5	10.2

Total Marketing and Distribution Division	17.4	(0.1)	17.3	16.0	(0.1)	15.9
Industrial Products Division
before amortisation of goodwill	3.8	(0.1)	3.7	3.2	(0.2)	3.0
amortisation of goodwill	(0.1)	0.1	—	—	—	—
	3.7	—	3.7	3.2	(0.2)	3.0
Head Office costs	(2.2)	(0.3)	(2.5)	(2.0)	(0.2)	(2.2)

	18.9	(0.4)	18.5	17.2	(0.5)	16.7

	Full Year

	UK GAAP	IFRS adjustments	IFRS

	£m	£m	£m
Marketing and Distribution Division
Americas	27.7	(2.2)	25.5
Europe and Asia Pacific
before amortisation of goodwill	44.1	(0.3)	43.8
amortisation of goodwill	(2.6)	2.6	—
	41.5	2.3	43.8

Total Marketing and Distribution Division	69.2	0.1	69.3
Industrial Products Division
before amortisation of goodwill	13.5	(0.6)	12.9
amortisation of goodwill	(0.1)	0.1	—
	13.4	(0.5)	12.9
Head Office costs	(8.8)	(0.9)	(9.7)

	73.8	(1.3)	72.5

CONSOLIDATED BALANCE SHEET
AT 2ND FEBRUARY 2004
UNAUDITED

	UK GAAP	IFRS ADJUSTMENTS						IFRS

	(IFRS format) £m	Goodwill £m	Share-based payments £m	Pensions £m	Taxation £m	Reclassifications £m	Ordinary dividend £m	£m

ASSETS
Non-current assets
Property, plant and equipment	107.2	—	—	—	—	(34.4)	—	72.8
Intangible assets	45.9	—	—	—	—	34.4	—	80.3
Retirement benefit asset	79.6	—	—	(26.8)	—	—	—	52.8
Deferred tax assets	—	—	0.6	5.0	—	(1.2)	—	4.4

Total non-current assets	232.7	—	0.6	(21.8)	—	(1.2)	—	210.3

Current assets
Inventories	151.0	—	—	—	—	—	—	151.0
Trade and other receivables	128.5	—	—	—	—	—	—	128.5
Cash and cash equivalents	31.7	—	—	—	—	—	—	31.7

Total current assets	311.2	—	—	—	—	—	—	311.2

LIABILITIES
Current liabilities
Financial liabilities	(2.9)	—	—	—	—	—	—	(2.9)
Trade and other payables	(111.3)	—	—	0.9	—	—	18.1	(92.3)
Current tax payable	(44.8)	—	—	—	—	—	—	(44.8)
Short-term provisions	—	—	—	—	—	(0.1)	—	(0.1)

Total current liabilities	(159.0)	—	—	0.9	—	(0.1)	18.1	(140.1)

Net current assets	152.2	—	—	0.9	—	(0.1)	18.1	171.1

Non-current liabilities
Financial liabilities	(230.7)	—	—	—	—	—	—	(230.7)
Deferred tax liabilities	(35.9)	—	0.3	10.2	(1.4)	1.2	—	(25.6)
Retirement and other post-employment benefits	(4.7)	—	—	(17.6)	—	—	—	(22.3)
Other provisions	(1.5)	—	—	—	—	0.1	—	(1.4)

Total non-current liabilities	(272.8)	—	0.3	(7.4)	(1.4)	1.3	—	(280.0)

NET ASSETS	112.1	—	0.9	(28.3)	(1.4)	—	18.1	101.4

EQUITY
Share capital	25.7	—	—	—	—	—	—	25.7
Share premium	20.1	—	—	—	—	—	—	20.1
Capital redemption reserve	0.8	—	—	—	—	—	—	0.8
Cumulative translation reserve	—	—	—	—	—	—	—	—
Retained earnings	65.5	—	0.9	(28.3)	(1.4)	—	18.1	54.8

TOTAL EQUITY	112.1	—	0.9	(28.3)	(1.4)	—	18.1	101.4

CONSOLIDATED BALANCE SHEET
AT 2ND MAY 2004
UNAUDITED

	UK GAAP	IFRS ADJUSTMENTS						IFRS

	(IFRS format) £m	Goodwill £m	Share-based payments £m	Pensions £m	Taxation £m	Reclassifications £m	Ordinary dividend £m	£m

ASSETS
Non-current assets
Property, plant and equipment	106.4	—	—	—	—	(32.6)	—	73.8
Intangible assets	46.9	0.6	—	—	—	32.6	—	80.1
Retirement benefit asset	83.0	—	—	(27.8)	—	—	—	55.2
Deferred tax assets	—	—	0.6	5.0	—	(1.2)	—	4.4

Total non-current assets	236.3	0.6	0.6	(22.8)	—	(1.2)	—	213.5

Current assets
Inventories	163.7	—	—	—	—	—	—	163.7
Trade and other receivables	139.8	—	—	—	—	—	—	139.8
Cash and cash equivalents	33.4	—	—	—	—	—	—	33.4

Total current assets	336.9	—	—	—	—	—	—	336.9

LIABILITIES
Current liabilities
Financial liabilities	(5.2)	—	—	—	—	—	—	(5.2)
Trade and other payables	(125.7)	—	0.2	0.9	—	—	18.1	(106.5)
Current tax payable	(42.6)	—	—	—	—	—	—	(42.6)
Short-term provisions	—	—	—	—	—	(0.1)	—	(0.1)

Total current liabilities	(173.5)	—	0.2	0.9	—	(0.1)	18.1	(154.4)

Net current assets	163.4	—	0.2	0.9	—	(0.1)	18.1	182.5

Non-current liabilities
Financial liabilities	(236.8)	—	—	—	—	—	—	(236.8)
Deferred tax liabilities	(36.8)	—	0.3	10.6	(1.4)	1.2	—	(26.1)
Retirement and other post-employment benefits	(4.9)	—	—	(17.6)	—	—	—	(22.5)
Other provisions	(1.5)	—	—	—	—	0.1	—	(1.4)

Total non-current liabilities	(280.0)	—	0.3	(7.0)	(1.4)	1.3	—	(286.8)

NET ASSETS	119.7	0.6	1.1	(28.9)	(1.4)	—	18.1	109.2

EQUITY
Share capital	25.7	—	—	—	—	—	—	25.7
Share premium	20.1	—	—	—	—	—	—	20.1
Capital redemption reserve	0.8	—	—	—	—	—	—	0.8
Cumulative translation reserve	—	(0.1)	—	(0.3)	—	(1.4)	—	(1.8)
Retained earnings	73.1	0.7	1.1	(28.6)	(1.4)	1.4	18.1	64.4

TOTAL EQUITY	119.7	0.6	1.1	(28.9)	(1.4)	—	18.1	109.2

CONSOLIDATED BALANCE SHEET
AT 1ST AUGUST 2004
UNAUDITED

	UK GAAP	IFRS ADJUSTMENTS						IFRS

	(IFRS format) £m	Goodwill £m	Share-based payments £m	Pensions £m	Taxation £m	Reclassifications £m	Ordinary dividend £m	£m

ASSETS
Non-current assets
Property, plant and equipment	103.2	—	—	—	—	(31.0)	—	72.2
Intangible assets	46.2	1.3	—	—	—	31.0	—	78.5
Retirement benefit asset	81.9	—	—	(27.4)	—	—	—	54.5
Deferred tax assets	—	—	0.6	5.0	—	(1.2)	—	4.4

Total non-current assets	231.3	1.3	0.6	(22.4)	—	(1.2)	—	209.6

Current assets
Inventories	166.6	—	—	—	—	—	—	166.6
Trade and other receivables	133.6	—	—	—	—	—	—	133.6
Cash and cash equivalents	29.2	—	—	—	—	—	—	29.2

Total current assets	329.4	—	—	—	—	—	—	329.4

LIABILITIES
Current liabilities
Financial liabilities	(1.3)	—	—	—	—	—	—	(1.3)
Trade and other payables	(112.1)	—	—	0.9	—	—	14.5	(96.7)
Current tax payable	(43.1)	—	—	—	—	—	—	(43.1)
Short-term provisions	—	—	—	—	—	(0.1)	—	(0.1)

Total current liabilities	(156.5)	—	—	0.9	—	(0.1)	14.5	(141.2)

Net current assets	172.9	—	—	0.9	—	(0.1)	14.5	188.2

Non-current liabilities
Financial liabilities	(247.9)	—	—	—	—	—	—	(247.9)
Deferred tax liabilities	(35.9)	—	0.3	10.4	(1.4)	1.2	—	(25.4)
Retirement and other post-employment benefits	(4.9)	—	—	(17.6)	—	—	—	(22.5)
Other provisions	(1.3)	—	—		—	0.1	—	(1.2)

Total non-current liabilities	(290.0)	—	0.3	(7.2)	(1.4)	1.3	—	(297.0)

NET ASSETS	114.2	1.3	0.9	(28.7)	(1.4)	—	14.5	100.8

EQUITY
Share capital	25.7	—	—	—	—	—	—	25.7
Share premium	20.2	—	—	—	—	—	—	20.2
Capital redemption reserve	0.8	—	—	—	—	—	—	0.8
Cumulative translation reserve	—	(0.1)	—	0.2	—	(2.1)	—	(2.0)
Retained earnings	67.5	1.4	0.9	(28.9)	(1.4)	2.1	14.5	56.1

TOTAL EQUITY	114.2	1.3	0.9	(28.7)	(1.4)	—	14.5	100.8

CONSOLIDATED BALANCE SHEET
AT 31ST OCTOBER 2004
UNAUDITED

	UK GAAP	IFRS ADJUSTMENTS						IFRS

	(IFRS format) £m	Goodwill £m	Share-based payments £m	Pensions £m	Taxation £m	Reclassifications £m	Ordinary dividend £m	£m

ASSETS
Non-current assets
Property, plant and equipment	101.7	—	—	—	—	(29.4)	—	72.3
Intangible assets	45.5	2.0	—	—	—	29.4	—	76.9
Retirement benefit asset	82.9	—	—	(27.9)	—	—	—	55.0
Deferred tax assets	—	—	0.6	5.0	—	(1.2)	—	4.4

Total non-current assets	230.1	2.0	0.6	(22.9)	—	(1.2)	—	208.6

Current assets
Inventories	168.5	—	—	—	—	—	—	168.5
Trade and other receivables	141.1	—	—	—	—	—	—	141.1
Cash and cash equivalents	35.9	—	—	—	—	—	—	35.9

Total current assets	345.5	—	—	—	—	—	—	345.5

LIABILITIES
Current liabilities
Financial liabilities	(5.4)	—	—	—	—	—	—	(5.4)
Trade and other payables	(103.9)	—	—	0.9	—	—	—	(103.0)
Current tax payable	(44.0)	—	—	—	—	—	—	(44.0)
Short-term provisions	—	—	—	—	—	(0.1)	—	(0.1)

Total current liabilities	(153.3)	—	—	0.9	—	(0.1)	—	(152.5)

Net current assets	192.2	—	—	0.9	—	(0.1)	—	193.0

Non-current liabilities
Financial liabilities	(252.8)	—	—	—	—	—	—	(252.8)
Deferred tax liabilities	(35.7)	—	0.3	10.6	(1.4)	1.2	—	(25.0)
Retirement and other post-employment benefits	(5.0)	—	—	(17.6)	—	—	—	(22.6)
Other provisions	(1.3)	—	—	—		0.1	—	(1.2)

Total non-current liabilities	(294.8)	—	0.3	(7.0)	(1.4)	1.3	—	(301.6)

NET ASSETS	127.5	2.0	0.9	(29.0)	(1.4)	—	—	100.0

EQUITY
Share capital	25.7	—	—	—	—	—	—	25.7
Share premium	20.2	—	—	—	—	—	—	20.2
Capital redemption reserve	0.8	—	—	—	—	—	—	0.8
Cumulative translation reserve	—	(0.1)	—	0.1	—	1.3	—	1.3
Retained earnings	80.8	2.1	0.9	(29.1)	(1.4)	(1.3)	—	52.0

TOTAL EQUITY	127.5	2.0	0.9	(29.0)	(1.4)	—	—	100.0

CONSOLIDATED BALANCE SHEET
AT 30 JANUARY 2005
UNAUDITED

	UK GAAP	IFRS ADJUSTMENTS						IFRS	IAS 32/39	Pro forma

	(IFRS format) £m	Goodwill £m	Share-based payments £m	Pensions £m	Taxation £m	Re classifications £m	Ordinary dividend £m	£m	Preference shares £m	IFRS balance sheet £m

ASSETS
Non-current assets
Property, plant and equipment	98.3	—	—	—	—	(28.8)	—	69.5	—	69.5
Intangible assets	44.8	2.7	—	—	—	28.8	—	76.3	—	76.3
Retirement benefit asset	81.9	—	—	(37.6)	—	—	—	44.3	—	44.3
Deferred tax assets	—	—	0.1	6.5	—	(1.6)	—	5.0	(4.7)	0.3

Total non-current assets	225.0	2.7	0.1	(31.1)	—	(1.6)	—	195.1	(4.7)	190.4

Current assets
Inventories	158.1	—	—	—	—	—	—	158.1	—	158.1
Trade and other receivables	131.4	—	—	—	—	—	—	131.4	—	131.4
Cash and cash equivalents	27.9	—	—	—	—	—	—	27.9	—	27.9

Total current assets	317.4	—	—	—	—	—	—	317.4	—	317.4

LIABILITIES
Current liabilities
Financial liabilities	(0.8)	—	—	—	—	—	—	(0.8)	—	(0.8)
Trade and other payables	(108.4)	—	—	1.0	—	—	18.1	(89.3)	—	(89.3)
Current tax payable	(40.6)	—	—	—	—	—	—	(40.6)	—	(40.6)
Short-term provisions	—	—	—	—	—	(0.1)	—	(0.1)	—	(0.1)

Total current liabilities	(149.8)	—	—	1.0	—	(0.1)	18.1	(130.8)	—	(130.8)

Net current assets	167.6	—	—	1.0	—	(0.1)	18.1	186.6	—	186.6

Non-current liabilities
Financial liabilities	(227.8)	—	—	—	—	—	—	(227.8)	(106.3)	(334.1)
Deferred tax liabilities	(36.7)	—	0.1	14.0	(1.4)	1.6	—	(22.4)	—	(22.4)
Retirement and other post-employment benefits	(5.5)	—	—	(22.6)	—	—	—	(28.1)	—	(28.1)
Other provisions	(1.0)	—	—	—	—	0.1	—	(0.9)	—	(0.9)

Total non-current liabilities	(271.0)	—	0.1	(8.6)	(1.4)	1.7	—	(279.2)	(106.3)	(385.5)

NET ASSETS	121.6	2.7	0.2	(38.7)	(1.4)	—	18.1	102.5	(111.0)	(8.5)

EQUITY
Share capital	25.7	—	—	—	—	—	—	25.7	(7.6)	18.1
Equity element of preference shares	—	—	—	—	—	—	—	—	19.9	19.9
Share premium	20.2	—	—	—	—	—	—	20.2	—	20.2
Capital redemption reserve	0.8	—	—	—	—	—	—	0.8	—	0.8
Cumulative translation reserve	—	—	—	0.5	—	1.7	—	2.2	—	2.2
Retained earnings	74.9	2.7	0.2	(39.2)	(1.4)	(1.7)	18.1	53.6	(123.3)	(69.7)

TOTAL EQUITY	121.6	2.7	0.2	(38.7)	(1.4)	—	18.1	102.5	(111.0)	(8.5)

Whilst the pro forma balance sheet shows a consolidated net liability position under IFRS, this does not impact the Company’s ability to pay dividends as the Company’s pro forma distributable reserves under IFRS at 30 January 2005 will be approximately £500 million.

SUMMARISED CONSOLIDATED CASH FLOW STATEMENTS
FINANCIAL YEAR 2004/5
UNAUDITED

	IFRS format

	First quarter £m	Second quarter £m	Third quarter £m	Fourth quarter £m	Full year £m

Cash flows from operating activities
Cash generated from operations	11.5	14.0	17.2	29.8	72.5
Net interest paid	(0.1)	(6.6)	(0.1)	(6.6)	(13.4)
Dividends paid on preference shares	—	(3.3)	—	(3.3)	(6.6)
Taxation paid	(2.2)	(4.6)	(3.1)	(2.2)	(12.1)

Net cash from operating activities	9.2	(0.5)	14.0	17.7	40.4

Cash flows from investing activities
Purchase of business	(2.6)	—	—	—	(2.6)
Proceeds from sales of property, plant and equipment	0.1	0.1	—	0.8	1.0
Purchase of property, plant and equipment	(2.5)	(1.6)	(1.4)	(1.0)	(6.5)
Purchase of intangible assets	(1.4)	(1.5)	(1.5)	(2.4)	(6.8)

Net cash used in investing activities	(6.4)	(3.0)	(2.9)	(2.6)	(14.9)

Cash flows from financing activities
Issue of ordinary shares	—	0.1	—	—	0.1
New bank loans	—	17.0	6.0	—	23.0
Repayment of bank loans	—	—	—	(17.7)	(17.7)
Dividends paid to shareholders	—	(18.1)	(14.5)	—	(32.6)

Net cash used in financing activities	—	(1.0)	(8.5)	(17.7)	(27.2)

Net increase/(decrease) in cash and cash equivalents	2.8	(4.5)	2.6	(2.6)	(1.7)

Cash and cash equivalents at 2 February 2004					28.9

Cash and cash equivalents at 30 January 2005					27.2

The Group’s quarterly and full year summarised consolidated cash flow statements above have been reformatted in accordance with IFRS.  Compared to UK GAAP, cash generated from operations and cash and cash equivalents are unchanged.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  This press release contains certain forward-looking statements relating to the effect of the restatement of the financial information for the Group in accordance with International Financial Reporting Standards (“IFRS”).  By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The actual effect of IFRS may differ materially from the Group’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group.  These factors include, but are not limited to, the likelihood of the performance conditions being met in respect of the Group’s share options scheme awards, accuracy of the Group’s assumptions concerning the interpretation of IFRS by regulatory authorities, and potential changes in IFRS standards.  Any forward-looking statement speaks only as of the date of this press release and the Group undertakes no obligation to publicly update or revise any forward-looking statement to reflect future events or circumstances.